Exhibit 99.1
SR Telecom’s Management Discussion and Analysis of Financial Condition, Cash Flows and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the third quarter and the nine months ended September 30, 2005. The discussion may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this quarterly release, which includes this management discussion and analysis (“MD&A”),describes the Corporation’s expectations on November 16, 2005. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s December 31, 2004 annual MD&A, annual audited consolidated financial statements and the unaudited interim September 30, 2005 third quarter financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also offers full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

•
On November 2, 2005, SR Telecom announced that a member of its senior management had been elected to the board of directors of the Wireless Communications Association International (WCA). The company’s representative on WCA’s board is Chad Pralle, Vice President, Marketing.

•
On November 1, 2005, SR Telecom announced the departure of Benoit Pinsonnault as the Corporation’s Senior Vice President, Operations. Mr. Pinsonnault has elected to exercise the change-of-control clause in his employment contract to pursue other interests. While his departure is effective immediately, Mr. Pinsonnault has agreed to remain with the Corporation as a consultant until March 31, 2006 to ensure continuity.

•
On October 12, 2005, SR Telecom announced that it had accepted the Frost & Sullivan WiMAX Technology Innovator of the Year award. SR Telecom was chosen because of its advanced WiMAX-ready symmetry platform, which is recognized throughout the industry as the only significantly deployed pre-WiMAX solution globally. The Frost & Sullivan Innovation of the Year Award is given to a company or individual that has carried out new research which has resulted in innovation that has or is expected to bring significant contributions to the industry in terms of adoption, change and competitive posture.

•
On October 12, 2005, SR Telecom announced the resignation of Raymond Cyr as a member of the board of directors and the appointment of David Gibbons to the board. Among other endeavors, Mr. Gibbons led the engineering initiative at AT&T Wireless that pioneered OFDM technology and its deployment in eleven major US markets.

•
On October 12, 2005, SR Telecom announced that David Adams had accepted a request to continue his duties as Senior Vice-President, Finance and Chief Financial Officer beyond October 11, 2005 as a search for his replacement continues.

•
On October 12, 2005, SR Telecom announced a new executive management team that supports its strategy of a customer focused organization capable of dynamically addressing the rapidly changing broadband wireless marketplace. Garry Forbes has been appointed to the position of Senior Vice President, Sales and Marketing where he will lead the development and execution of SR Telecom’s global sales and marketing strategy. Chaz Immendorf was promoted to the position of Senior Vice President, Innovation where he will spearhead global broadband wireless access initiatives, including technology innovation and product development. Albert Israel was promoted to the position of Senior Vice President, Customer Solutions where he will be responsible for directing SR Telecom’s professional services portfolio to ensure progressive customer service and support strategies. Chad Pralle was promoted to the position of Vice President, Marketing where he will be responsible for establishing a strategic and coordinated approach to ensure SR Telecom is consistently represented to potential customers, partners and other stakeholders. Declan Byrne was promoted to the position of Vice President, Global Alliances where he will be responsible for developing business opportunities, generating new strategic alliances and extending the Corporation’s reach to customers worldwide. Susannah Tam has been appointed to the position of Vice President, Special Projects where she will work closely with market development, sales, operations and finance to develop and execute SR Telecom’s strategic business plan through financial initiatives and strategic partnerships.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•
On September 16, 2005, SR Telecom announced that it received notice from the Nasdaq Stock Market Listing Qualifications Department that Nasdaq has determined to delist SR Telecom’s common shares from the Nasdaq National Market. SR Telecom has appealed the delisting to a Nasdaq Listing Qualifications Panel. This request will stay the delisting pending the resolution of such appeal by the Listing Qualifications Panel.

•
On August 25, 2005, SR Telecom announced the resignation of John C. Charles, Constance L. Crosby, Nancy E. McGee, Peter L. Jones, Paul E. Labbe and Robert E. Lamoureux as members of the board of directors of the Corporation, and the appointment Kirk Flatow, Patrick Lavelle and Paul Griswold to act as directors.

Critical Accounting Policies and Estimates

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. Refer to SR Telecom’s annual MD&A for discussions of such critical accounting policies and estimates.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory revenue level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully conclude on such matters.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for the consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

During the nine months ended September 30, 2005, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•	On August 24, 2005, SR Telecom completed the exchange of its then outstanding 8.15% debentures due August 31, 2005 into new 10% secured redeemable convertible debentures due October 15, 2011.

•	The Corporation amended its agreement with the CTR lenders, pursuant to which, the repayment terms of the loans have been rescheduled and the maturity extended to May 17, 2008.

•
On May 19, 2005, the Corporation entered into a Credit Agreement providing for a credit facility of up to $46.5 million (US $ 39.6 million) with a syndicate of lenders comprised of 8.15 % debenture holders.

•	The Corporation intends, as soon as possible, subject to market conditions, to file a prospectus, offering rights to its shareholders.

•	The Corporation, during the third quarter ended September 30, 2005 continued its restructuring activities to reduce costs.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•
Pursuant to the terms of the new convertible debentures, $10,000,000 face value of such debentures are mandatory convertible into approximately 46,060,892 common shares in November 2005. As a result, at the conversion date, there will be a substantial realignment of the interests in the Corporation between the creditors and shareholders. As of the date of the conversion, the Corporation will adopt fresh start accounting.

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will result in sufficient funds to continue as a going concern.

Adoption of New Accounting Policies

Consolidation of Variable Interest Entities

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15, Consolidation of Variable Interest Entities. This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline applies for periods beginning on or after November 1, 2004. Adoption of this guideline did not have an impact on the Corporation’s results from operations or financial position.

Financial Instruments - Disclosure and Presentation

The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions come into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Corporation.

Non-Monetary Transactions

The CICA issued in June 2005 Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has remained unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. The Corporation has chosen early adoption of these standards. Adoption of this guideline did not have an impact on the Corporation’s results from operations or financial position of the Corporation.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

Wireless Telecommunications Products Business Segment

(in 000’s)	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	33,480	12,969	12,763	20,476	31,717	31,559	21,600	38,018

Cost of revenue	22,543	9,921	9,858	16,783	20,831	18,348	13,882	19,971

Gross profit	10,937	3,048	2,905	3,693	10,886	13,211	7,718	18,047

Gross profit percentage	33%	24%	23%	18%	34%	42%	36%	47%

Operating loss	(6,892)	(26,484)	(11,000)	(20,759)	(10,373)	(21,283)	(13,324)	(10,441)

Net loss	(14,090)	(28,434)	(12,887)	(35,128)	(5,477)	(21,414)	(15,106)	(12,202)

Basic and diluted, net loss per share	(0.80)	(1.61)	(0.73)	(2.00)	(0.31)	(1.22)	(1.10)	(1.17)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Three months ended September 30, 2005 versus three months ended September 30, 2004

A summary of the results of operations expressed as a percentage of revenue for the three months ended September 30, 2005 and 2004 follows:

	Percent of Revenue
	2005	2004
Revenue	100%	100%
Cost of revenue	67%	66%
Gross profit	33%	34%
Agent commissions	3%	6%
Selling, general and administrative expenses	34%	32%
Research and development expenses, net	10%	19%
Restructuring, asset impairment and other charges	7%	10%
Total operating expenses	54%	67%
Operating loss	(21%)	(33%)
Finance charges, net	(24%)	(4%)
Gain on sale of long-term investment	-	11%
Gain on settlement of claim	-	14%
Gain (loss) on foreign exchange	2%	(4%)
Income tax recovery (expense)	1%	(1%)
Net loss	(42%)	(17%)

Revenue

Revenue by geographic area of operation is as follows for the three months ended September 30, 2005 and 2004:

	Revenue (in thousands)		Percent of Wireless Revenue
	2005	2004	2005	2004
Europe, Middle East and Africa	20,688	18,134	62%	57%
Asia	3,964	8,800	12%	28%
Latin America	8,484	902	25%	3%
Other	344	3,881	1%	12%
	33,480	31,717	100%	100%

Revenue in Europe, Middle East and Africa, in dollar terms and percentage terms, increased in the third quarter of 2005 to $20.7 million or 62% from $18.1 million or 57% in the third quarter of 2004. Our Telefonica project in Spain was well underway during the third quarter of 2004 and the Corporation continued to sell swing to a longstanding customer in Africa. These sales were replicated in the current quarter of 2005. Revenue decreased in Asia in dollar terms from $8.8 million to $4.0 million and decreased in percentage terms by more than half from 28% to 12% for the three months ended September 30, 2005 compared to the same quarter of the previous year. The decrease in revenue in Asia is largely attributable to larger sales in Thailand in 2004 relating to the SR500 deployment on the Telephone Organization of Thailand (TOT) project, which did not occur in 2005. Revenue in Latin America as a percentage of wireless revenue increased from 3% in the third quarter of 2004 to 25% in the third quarter of 2005 primarily due to the realization of the first phase of a turnkey project in Mexico with Telmex.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended September 30, 2005 is as follows:

		Revenue (in thousands)	Percent of Wireless Revenue
		2005	2005
Siemens S.A.	Spain	$7,870	24%
Onatel	Burkina Faso	$5,300	16%
Techtel S.A.	Argentina	$4,483	13%
Total		$17,653	53%

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended September 30, 2004 is as follows:

		Revenue (in thousands)	Percent of Wireless Revenue
		2004	2004
La Société Nationale des Télécommunications (Sonatel)	Senegal	$4,726	15%
PT. Aplikanusa Lintasarta	Indonesia	$4,152	13%
Total		$8,878	28%

Revenue

For the quarter ended September 30, 2005, equipment revenue increased to $31.6 million compared to $27.6 million for the quarter ended September 30, 2004. The increase in revenue in the third quarter of 2005 compared to the third quarter of 2004 is primarily a result of an increase in deliveries that were delayed in the first half of 2005 due to longer delays than anticipated in finalizing the credit facility, as well as the effects of reduced supplier credit and production slow-down in the beginning of the first half of 2005. This resulted in timing issues related to the delivery of equipment and an overall decrease in sales volumes. Service revenue decreased by $2.2 million in the third quarter of 2005 to $1.9 million from $4.1 million in the third quarter of 2004. This was the result of fewer large turnkey projects under management in 2005 in comparison to 2004. The Corporation expects that revenue in the fourth quarter will decrease in comparison to the current quarter of 2005, due to the timing of pending orders.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased slightly to 33% or $10.9 million for the three months ended September 30, 2005 from 34% or $10.9 million for the three months ended September 30, 2004. The principal drivers of the fluctuations in equipment gross profit were the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms increased to $9.9 million in the current quarter of 2005 from $9.8 million in the third quarter of 2004. Equipment gross profit as a percentage declined to 31% in the third quarter of 2005 compared to 36% in the third quarter of 2004. The decrease in gross profit percentage is primarily due to variations in sales mix. Services gross profit as a percentage increased to 55% in the third quarter of 2005 from 25% in the third quarter of 2004. The increase is largely attributable to higher margins realized on the sale of supplies on a turnkey project in Mexico. The Corporation expects to see a lower gross profit in the fourth quarter of 2005 largely due to reduced factory volumes.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners. Management throughout the Corporation have confirmed to the senior magement the Company’s compliance with the Foreign Corrupt Practices Act of the United States.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Agent commissions as a percentage of revenue decreased to 3% or $1.1 million in the three months ended September 30, 2005 from 6% or $1.8 million in the three months ended September 30, 2004. The decrease in commissions as a percentage of revenue is commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions. Commissions as a percentage of revenue are expected to remain stable in the fourth quarter of 2005 compared to the current quarter.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses increased by $1.0 million as a result of the $3.7 million provision for doubtful accounts relating to the Teleco de Haiti/MCI receivable taken by the Corporation during the third quarter. Excluding the impact of this provision, selling, general and administrative expenses would have decreased by $2.8 million to $7.4 million for the three months ended September 30, 2005 compared to $10.2 million for the same period in 2004. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity. In the fourth quarter, the Corporation expects SG&A expenses to be at a lower amount than which was experienced by the Corporation in the third quarter of 2005, as management continues its efforts to minimize costs and transaction expense should be significantly reduced.

Innovation Expenses

Research and development (R&D) expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities. The Company has focused its innovation activities on pre-WiMAX and WiMAX products development.

Research and development expenses on a comparable basis decreased significantly by $3.0 million to $3.2 million for the three months ended September 30, 2005 from $6.2 million for the three months ended September 30, 2004. The decrease is primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity. The Corporation expects R&D expenses to be higher than what was experienced in the third quarter of 2005, as management continues its efforts in accelerating certain development activities for WiMAX.

Restructuring, Asset Impairment and Other Charges

During the third quarter of 2005, additional restructuring charges of $2.3 million were incurred. These charges were predominantly comprised of severence and termination benefits relating to the termination of employees originally laid-off in January 2005 in the Canadian location. These initiatives were taken by the Corporation to continue to reduce its cost structure in line with current and projected revenue levels. In total, 93 employees were terminated.

Finance Charges

Finance charges were $8.2 million for the three months ended September 30, 2005 compared to $1.5 million for the three months ended September 30, 2004. The interest expense in the wireless segment predominantly relates to $1.4 million of interest charges on SR Telecom’s senior unsecured debentures of $71.0 million, bearing interest at 8.15%. The Corporation has also incurred additional interest costs of approximately $0.7 million relating to the new credit facility that is currently in place. The Corporation will satisfy these interest payments with interest payable in kind as allowed under its credit facility due to be paid after the end of the revolving term starting October 1, 2006. Interest payable in kind have the effect of compounding interest expense. The interest expense in the third quarter of 2004 is offset by interest income generated from investments made with the proceeds of the public offering and private placement in February 2004. In addition, expenses incurred in connection with the debenture exchange in the amount of $4.4 million were classified with finance charges as it’s related to financing. The cost was composed of costs such as legal, accounting, broker, dealer and agent fees. Going forward, in the fourth quarter of 2005, the Corporation expects interest expense to remain the same as the interest expense will decrease when the mandatory $10 million convertible debenture exchange is exercised on November 30, 2005 offset by the additional draw-down expected on the credit facility and the accreted interest on the face value of the debt component of the convertible redeemable secured debentures over the term to October 11, 2011.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Foreign Exchange

SR Telecom’s trade accounts receivable are primarily denominated in US dollars. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange gain of $0.8 million for the three months ended September 30, 2005, compared to a foreign exchange loss of $1.3 million in the three months ended September 30, 2004. The corporate investments in US dollar securities attributed to the foreign exchange gain in the third quarter of 2004, due to the strengthening of the US dollar. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

In the fourth quarter of 2004, management determined that an increase in the valuation allowance for the future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation. In the third quarter of 2005, income tax recovery was $0.2 million compared to $0.3 million income tax expense in the third quarter of 2004. The income tax expense in the current period primarily reflects changes in estimate in recording of the income tax provision based on 2004 income tax flings.

Backlog

Backlog at the end of the third quarter of 2005 stood at $22.9 million, the majority of which will be delivered in 2005, up from $16.5 million at the end of the third quarter of 2004 and reduced from $37.4 million at the end of the second quarter of 2005. The Corporation’s current backlog is comprised of many short-term orders that turn over quickly and includes purchase orders received for committed deliveries.

Telecommunications Service Provider Business Segment

(in 000’s)	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	4,776	4,719	5,134	4,278	4,660	5,039	4,607	3,613

Operating expenses	5,595	4,979	4,784	4,398	4,646	4,760	4,866	5,991

Operating (loss) earnings	(819)	(260)	350	(120)	14	279	(259)	(2,378)

Net (loss) income	(8)	(2,243)	(879)	(6,758)	1,494	(1,966)	(1,779)	(1,999)

Basic and diluted, net (loss) income per share	(0.00)	(0.13)	(0.05)	(0.38)	0.08	(0.11)	(0.13)	(0.19)

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is focused on reducing costs and increasing revenues with the objective of maximizing operating cash flows. SR Telecom believes that increased revenue from the installation of more lines using the angel technology and the access charge increases has contributed to this objective.

Revenue

CTR experienced a slight increase in revenue to $4.8 million for the three months ended September 30, 2005, from $4.7 million for the three months ended September 30, 2004. Net revenue in Chilean peso terms was 2,191 million pesos for the third quarter of 2005 and 2,226 million pesos for the third quarter of 2004, a decrease of 35 million pesos or 2%. Net revenues depend in part on the mix of access charges paid to other service providers by CTR. The decrease is attributable partly to a loss of a contract for the provision of data services to a competitor and an unfavorable mix of access charges relating to higher cost for prepaid and long-distance traffic. In peso terms, revenues are expected to increase in the fourth quarter of 2005 due to the rollout of the Corporation’s new urban initiative, the recognition of long-distance revenue through the establishment of CTR’s long distance affiliate, Mistral S.A. and an application of the increased tariffs to the company’s satellite network.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance and professional service fees and expenses. Operating expenses increased in Canadian dollars to $5.6 million for the three months ended September 30, 2005 from $4.6 million for the three months ended September 30, 2004. In Chilean peso terms, operating expenses increased to 2,305 million pesos for the current quarter, from 2,015 million pesos for the same quarter of the prior year. The reason for the increase is primarily due to an increase in tariffs for wire support as part of a new governmental decree. CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to increase in comparison to the third quarter of 2005 assuming the continued expansion of the urban wireless telecommunication service in Chile.

Finance Charges

Interest expense increased to $0.8 million for the three months ended September 30, 2005 from $0.6 million for the three months ended September 30, 2004. The increase is a result of the increased rate applied for restructuring the US debt. The Corporation expects that interest expense will remain the same in the fourth quarter of 2005.

Foreign Exchange

The foreign exchange gain of $1.6 million for the three months ended September 30, 2005 compared to the foreign exchange gain of $2.1 million for the three months ended September 30, 2004, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Wireless Telecommunications Products Business Segment

Nine months ended September 30, 2005 versus nine months ended September 30, 2004

A summary of the results of operations expressed as a percentage of revenue for the nine months ended September 30, 2005 and 2004 follows:

	Percent of Revenue
	2005	2004
Revenue	100%	100%
Cost of revenue	72%	63%
Gross profit	28%	37%
Agent commissions	4%	5%
Selling, general and administrative expenses	52%	42%
Research and development expenses, net	16%	25%
Restructuring, asset impairment and other charges	32%	18%
Total operating expenses	104%	90%
Operating loss	(76%)	(53%)
Finance charges, net	(19%)	(4%)
Gain on sale of long-term investment	-	4%
Gain on settlement of claim	-	5%
(Loss) gain on foreign exchange	1%	(1%)
Income tax expense	-	(1%)
Net loss	(94%)	(50%)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue

Revenue by geographic area of operations is as follows for the nine months ended September 30, 2005 and 2004:

	Revenue (in thousands)		Percent of Wireless Revenue
	2005	2004	2005	2004
Europe, Middle East and Africa	31,211	43,305	53%	51%
Asia	9,002	26,147	15%	31%
Latin America	16,864	7,553	28%	9%
Other	2,135	7,871	4%	9%
	59,212	84,876	100%	100%

Revenue in Europe, Middle East and Africa in dollar terms decreased while in percentage terms increased in the nine months ended September 30, 2005 to $31.2 million or 53% from $43.3 million or 51% in the nine months ended September 30, 2004. A large part of this decrease in dollar terms relates to lower equipment sales in Europe, Middle East and Africa offset by a major project for Telefonica in Spain. Revenue also decreased in Asia in dollar terms from $26.1 million to $9.0 million and decreased in percentage terms from 31% to 15% for the nine months ended September 30, 2005 compared to the same period of the previous year. The decrease in revenue in Asia is largely attributable to larger sales in Thailand in 2004 relating to the SR500 deployment on the Telephone Organization of Thailand (TOT) project that were not replicated during the same period in 2005. Revenue in Latin America as a percentage of wireless revenue increased substantially from 9% in the first nine months of 2004 to 28% in the first nine months of 2005 primarily due to the realization of the first phase of the turnkey project in Mexico with Telmex and an equipment supply contract in Argentina.

Revenue from customers that comprised more than 10% of wireless revenue for the nine months ended September 30, 2005 is as follows:

		Revenue (in thousands)	Percent of Wireless Revenue
		2005	2005
Siemens S.A.	Spain	$7,901	13%
Telefonos de Mexico, S.A. de C.V. (Telmex)	Mexico	$7,246	12%
Total		$15,147	25%

There is no customer that comprised more than 10% of wireless revenue for the nine months ended Septmeber 30, 2004.

Revenue

For the nine months ended September 30, 2005, equipment revenue decreased to $51.0 million compared to $70.3 million for the nine months ended September 30, 2004. The decrease in revenue in the first nine months of 2005 compared to the first nine months of 2004 is primarily a result of longer delays than anticipated in finalizing the credit facility, as well as the effects of reduced supplier credit and production slow-down in the first half of the year, including timing issues related to the delivery of equipment and an overall decrease in sales volumes. Service revenue decreased by $6.4 million in the first nine months of 2005 to $8.2 million from $14.6 million in the first nine months of 2004. This was the result of service revenue realized on projects in their final stages in 2004, in particular the long-term project in Asia and Africa, which were not replicated in 2005. Also, during the first half of 2005, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its long-standing customers.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Gross Profit

Gross profit as a percentage of revenue decreased to 28% or $16.9 million for the nine months ended September 30, 2005 from 37% or $31.8 million for the nine months ended September 30, 2004. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms and percentage terms decreased to $13.2 million or 26% in the first nine months of 2005 from $25.9 million or 37% in the first nine months of 2004. The decrease in gross profit percentage is due to an increase in under-absorbed overhead costs due to abnormally low production levels and delays associated with the restarting of the Corporation’s supply chain, and variations in sales mix with increased lower margin product sales in the first two quarters. Overhead was fully absorbed in the third quarter. Services gross profit as a percentage increased to 45% in the first nine months of 2005 from 40% in the first nine months of 2004 which is largely attributable to the higher margin realized on the service contract in general.

Agent Commissions

Agent commissions as a percentage of revenue decreased to 4% or $2.1 million in the nine months ended September 30, 2005 from 5% or $4.5 million in the nine months ended September 30, 2004. The decrease in commissions as a percentage of revenue is commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased to $30.6 million for the nine months ended September 30, 2005 compared to $35.5 million for the same period in 2004. This was primarily due to the effects of the restructuring that was implemented in 2004, including the additional restructuring that was implemented in 2005. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity. The $4.9 million decrease in selling, general and administrative expenses was offset bythe $3.7 million provision for doubtful accounts relating to the Teleco de Haiti/MCI receivable taken by the Corporation during the third quarter. Excluding the impact of this provision, selling, general and administrative expenses would have been $26.9 million. The SG&A expense to revenue ratio increased to 52% in the first half of 2005 compared to 42% in the first half of 2004 due to a lower revenue base.

Innovation Expenses

Research and development expenses on a comparable basis decreased by $11.3 million to $9.7 million for the nine months ended September 30, 2005 from $21.0 million for the nine months ended September 30, 2004. The decrease is primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation continues to adopt and promote a cost efficient strategy in order to minimize costs to align with the current level of business activity.

Restructuring, Asset Impairment and Other Charges

During the third quarter of 2005, additional restructuring charges of $2.3 million were accrued in the statement of earnings. These charges were predominantly comprised of severence and termination benefits relating to the termination of employees originally laid-off in January 2005 in the Canadian location. These charges were taken by the Corporation to continue to reduce its cost structure in line with current and projected revenue levels. In total, 93 employees were terminated.

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $16.5 million was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and France.

During the third quarter of 2004, restructuring charges of $2.6 million were accrued. These charges were predominantly comprised of accrued lease charges and other costs relating to the Redmond, Washington facility. The Corporation also recorded a charge of $465,000 to write-down redundant equipment to their estimated fair value.

On April 30, 2004, SR Telecom began a comprehensive streamlining and restructuring initiative that will significantly reduce its cost base in line with current and anticipated revenue levels. In the second quarter of 2004, restructuring charges of $12.7 million were accrued in the statement of operations. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. With the closure of the Corporation’s Redmond facility as well as the elimination of the research facility in France, R&D activities will be concentrated in Montreal and the focus on SR Telecom’s operations in France will be sales, customer support and projects. In total, 86 employees were terminated.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Management also decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1.1 million in the second quarter of 2004. The Corporation also recorded the write-off of deferred charges of $0.3 million during the same quarter.

Finance Charges

Finance charges was $11.4 million for the nine months ended September 30, 2005 compared to $3.7 million for the nine months ended September 30, 2004. The interest expense in the wireless segment predominantly relates to the accumulated interest charges of $5.0 million on SR Telecom’s senior unsecured debentures of $71.0 million prior to the closing of the debenture exchange bearing interest at 8.15%. Finance charges continue to be accrued on convertible redeemable secured debentures of $37.7 million, bearing interest at 10%. The Corporation has also incurred additional interest costs of approximately $803,000 in the second and third quarters of 2005 relating to the new credit facility that is currently in place. The finance charges in the first nine months of 2004 is offset by interest income generated from investments made with the proceeds of the public offering and private placement in February 2004. In addition, expenses incurred in the connection with the debenture exchange in the amount of $4.4 million were classified with finance charges as it’s related to financing. The cost was composed of costs such as legal, accounting, broker, dealer and agent fees.

Foreign Exchange

SR Telecom’s trade accounts receivable are primarily denominated in US dollars. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange gain of $461,000 for the nine months ended September 30, 2005, compared to a foreign exchange loss of $676,000 in the nine months ended September 30, 2004. The corporate investments in US dollar securities attributed to the foreign exchange loss in the first nine months of 2004, due to the strengthening of the US dollar. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

During the fourth quarter of 2004, management determined that an increase in the valuation allowance for the future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation. For the nine months ended September 30, 2005, income tax expense was $84,000 compared to $637,000 for the nine months ended September 30, 2004. The income tax expense in the current period primarily reflects the adjustments in recording of federal and provincial capital tax provision based on 2004 income tax return filings.

Telecommunications Service Provider Business Segment

Revenue

CTR experienced an increase in revenue to $14.6 million for the nine months ended September 30, 2005, from $14.3 million for the nine months ended September 30, 2004. Net revenues in Chilean peso terms was 6,810 million pesos for the first nine months of 2005 and 6,641 million pesos for the first nine months of 2004, an increase of 169 million pesos or 3%. Net revenues depend in part on the mix of access charge on tariffs paid to other service providers by CTR. The increase is attributable to the new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative.

Operating Expenses

Operating expenses increased in Canadian dollars to $16.4 million or 7,041 million pesos for the nine months ended September 30, 2005 from $14.3 million or 6,172 million pesos for the nine months ended September 30, 2004. The increase is due to the expansion of the urban wireless telecommunications service in several cities in Chile (“urban initiative”).

Finance Charges

Finance charges for the nine months ended September 30, 2005, has increased to $2.3 million from $2.1 million for the same period in 2004. The reason for the increase is partly due to professional and legal fees incurred in the second quarter of 2005 in the approximate amount of $1.0 million relating to the renegotiation of the CTR loans for an extended period of 3 years.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Foreign Exchange

The foreign exchange gain of $866,000 for the nine months ended September 30, 2005 compared to the foreign exchange loss of $130,000 for the nine months ended September 30, 2004, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Cash Equivalents

The consolidated cash including restricted cash restricted cash, increased to $6.6 million at September 30, 2005, compared to $6.4 million at December 31, 2004. On May 19, 2005, an agreement was reached with certain debenture holders to provide up to $46.5 million (US$39.6 million) by way of a five-year secured credit facility. An amount of $39.6 million (US$33.7 million) was made available to the Corporation as at September 30, 2005. The remainder of the facility will be available to the Corporation, subject to approval of budgets and financial covenants when finalized with the lenders. Further, the Corporation and the debenture holders have exchanged all but face value $270,000 of the $71.0 million of the 8.15% debentures and approximately $4.6 million of accrued interest for new 10% convertible secured redeemable debenture due October 15, 2011. Pursuant to the refinancing arrangements in place in relation to the credit facility, CTR debt, the debenture exchange and a potential rights offering, SR Telecom will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Accounts Receivable

The trade receivables decreased $2.1 million during the current period to $51.0 million at September 30, 2005 from $53.1 million at December 31, 2004, results substantially from increase in sale volume in the third quarter of 2005 that were delayed in the first half of 2005 due to longer delays than anticipated in finalizing the credit facility, as well as the effects of reduced supplier credit and production slow-down in the beginning of the quarter and offset by the Teleco de Haiti provision as discussed below.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom could have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is pursuing its claim with MCI. The parties have commenced the discovery process and are currently participating in a court mandated settlement process which will continue on November 16, 2005. The concurrent discussions with Teleco de Haiti have recently broken off and the prospects for an out of court settlement appear to be unlikely. Consequently, although SR Telecom has a reasonable expectation that its claim will be upheld by the court, the Corporation has now determined that the most likely outcome will not result in the full recovery of the receivable and accordingly has recorded a provision for doubtful accounts in the amount of $3.7 million (US$3.2 million) during the third quarter.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Inventory

The inventory balance decreased by $24.9 million to $34.7 million at September 30, 2005, from $59.6 million at December 31, 2004. During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations and its intended future direction. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock, totalling $16.5 million was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and in France.

Investment Tax Credits

Investment tax credits are created from eligible research and development expenditures. To use the recorded investment tax credits of $13.1 million at September 30, 2005, future taxable income from operations or tax planning strategies of approximately $42.0 million is required. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 5 to 9 years.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate primarily to portions of interest and principal on the US notes payable, performance and bid bonds that support the Corporation’s contracting activities and US dollar letters of credit that are pledged against the US operating lease.

Intangible Assets

The intangible assets included on the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $1.5 million for the nine months ended September 30, 2005, compared to $1.4 million for the nine months ended September 30, 2004. These expenditures relate principally to existing network upgrades and enhancements. Wireless Products additions were $1.0 million in the first nine months of 2005 compared to $1.9 million in the first nine months of 2004, which relate to ongoing capital requirements. SR Telecom presently has no material commitments for capital expenditures other than further expansion of the Chile urban network, which is estimated at approximately $4.0 million.

Other Assets

Other assets increased by $1.6 million to $2.6 million as at September 30, 2005 from $1.0 million as at December 31, 2004. The increase in the Wireless business segment is largely attributable to the deferral of professional fees in the amount of $2.4 million relating to the establishment of the credit facility, as well as financial costs, comprised of broker, dealer and agent fees and a 2% commitment fee, incurred in relation to the Credit Agreement. Beginning June 2005, the Corporation has recorded amortization on the credit facility over the term of its current loan agreement.

Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities decreased to $41.7 million at September 30, 2005, from $55.7 million at December 31, 2004. The amount of trade payables is higher than normal in relation to SR Telecom’s current level of operations because payments were not made during the first six months of 2005. However, the Corporation currently has in place payment schedules with its vendors to reduce trade payables over time. In addition, the Corporation continues to pay cash on delivery for raw materials provided by some suppliers.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Long-Term Debt and Shareholders’ Equity

(in 000’s)	September 30, 2005	December 31, 2004
Long-term liability	1,759	1,810
Lease liability	7,435	8,620
Long-term credit facility	40,205	-
Unsecured debentures	270	71,000
Convertible redeemable secured debentures	39,040	-
Long-term project financing	35,329	35,585
Shareholders’ equity	32,634	52,640

Long-Term Liability

As at September 30, 2005, the long-term liability was $1.8 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability reflects the effects of foreign exchange.

Lease Liability

The lease liability decreased to $7.4 million at September 30, 2005, from $8.6 million at December 31, 2004. The liability arose on the assumption of Netro’s operating lease for its San Jose, California office, which is vacant. The lease obligation was recorded at its fair market value, determined by the present value of future lease payments. The decrease in the liability during the first quarter of 2005 relates to the monthly payments under the operating lease. There was no lease payments made in the second and third quarters of 2005.

Revolving Credit Facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to $46,500,000 (US$39,625,000) with a syndicate of lenders (certain of the 8.15% debenture holders) and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of existing and after-acquired assets of the Corporation. The first three tranches of US$15,850,000, US$11,887,500 and US$7,925,000, respectively were available as at September 30, 2005, $39,556,000 (US$33,737,000) and has been drawn down. The remainder of the credit facility becomes available to the Corporation, subject to approved budgets or covenant compliance. The interest on the credit facility is comprised of the cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85% and additional interest paid in cash or in kind, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. In addition to the above, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as they become available and a payout fee of either, at the option of the lenders, 5% of the US$39,625,000 maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity. As at September 30, 2005, $803,000 of interest paid in kind was accrued.

Long-Term Debt

The Corporation and the debenture holders entered into an agreement to exchange the outstanding 8.15% debentures and accrued interest thereon into new 10% Convertible Redeemable Secured Debentures, due on October 15, 2011 (“new convertible debentures’). On August 24, 2005, the debenture exchange closed where all but face value $272,000 of the 8.15% debentures were exchanged for $75,526,000 new convertible debenture. The new convertible debentures are convertible into common shares at a rate of approximately $0.217 per common share. Following the closing of the debenture exchange, a mandatory conversion of $10.0 million of the new convertible debentures will be converted into approximately 46,060,892 common shares, which would represent approximately 72% of the then issued and outstanding common shares of the Corporation no later than November 30, 2005. The interest on the new convertible debentures is payable in cash or in kind by the issuance of additional convertible debentures, at the option of the Corporation. The convertible debentures are secured as a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, limited in amount to US$12.0 million, and are subordinate to the security of the credit facility. In accordance with Canadian GAAP, the 10% convertible debentures issued in exchange for the 8.15% debentures have been accounted for in accordance with their substance and are presented in their component parts of debt and equity, measured at their respective fair values. The debt component measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the debentures discounted at a rate of interest of 21%, which approximates a similar non-convertible financial instrument with comparable terms and risk. The difference between the fair value and the face value of the debentures has been allocated to equity. The debt component will be accreted to its face value through a charge to earnings over its term. As at September 30, 2005, the fair value allocated to new convertible debentures is $39,556,000 including accretion to its face value and the fair value allocated to equity is $37,851,000.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of September 30, 2005, a principal amount of US$29.5 million was outstanding. During the second quarter of 2005, SR Telecom and the CTR lenders re-negotiated and agreed on the maturity and payment terms of the loan to extend the maturity to May 17, 2008. The interest rate is at LIBOR plus 4.5%, plus 1% per year, payable at maturity. The Corporation continues to guarantee the performance of the obligations of CTR to the lenders up to an amount of US$12.0 million. This guarantee is secured against all assets of SR Telecom and ranks pari passu with the convertible debentures and subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. In addition, the CTR lenders have agreed not to exercise or enforce any remedies they may have against SR Telecom until May 17, 2008 or such earlier date as there may be a default by SR Telecom under its new Credit Agreement or upon an insolvency or bankruptcy of the Corporation. SR Telecom has agreed to provide certain management, technical, inventory and other support to CTR.

Counterparties for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

Shareholder’s Equity

(in 000’s)	September 30, 2005	December 31, 2004
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
17,610,132 common shares (17,610,132 common shares in 2004)	219,653	219,653
3,924,406 warrants (3,924,406 warrants in 2004)	13,029	13,029
Contributed surplus	1,203	519

As at September 30, 2005, the Corporation’s outstanding number of stock options was 335,430 of which 228,880 stock options are exercisable.

For the nine months ended September 30, 2005, compensation expense of $684,000 was included in operating expense in the consolidated statement of earnings.

Off-Balance Sheet and Banking Arrangements

The Corporation has received notice from its bankers requiring it to seek new banking arrangements effective December 1, 2005. The bank has also informed the Corporation that the $2.3 million in outstanding bid and performance bonds issued under its facility will only be renewed or extended, if necessary, for a limited period.

The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies. The affiliated companies have provided primarily professional services to the Corporation.

In July 2001, the Corporation issued 8,000 common shares to senior officers. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The loan, including the interest, from the senior officers was forgiven by the Corporation in the second quarter of 2005.

Cash Flows

For the three months ended September 30, 2005, cash flows used in operations totaled $28.7 million as compared to cash flows used in operation of $8.1 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005, cash flows used in operations totaled $33.2 million as compared to $35.3 million cash flows used in operations for the nine months ended September 30, 2004. This is primarily the result of lower revenues recognized by the Corporation, and an overall decrease in non-cash working capital items, in particular, the decrease in inventory.

For the three months ended September 30, 2005, cash flows from financing activities totaled $28.4 million as compared to an outflow of $1.4 million for the three months ended September 30, 2004. The cash inflow in the current quarter reflects the draw down on the credit facility to restart manufacturing. For the nine months ended September 30, 2005, cash flows from financing activities totaled $34.9 million as compared to an inflow of $34.2 million, which reflects the net proceeds from the issue of shares and warrants in the first quarter of 2004 offset by repayment of debt.

For the three months ended September 30, 2005, cash flows used in investing activities totaled $0.4 million as compared to cash flow from investing activities of $7.2 million for the three months ended September 30, 2004. The Corporation sold short-term investments of $23.7 million to fund operations during the second quarter of 2004. For the nine months ended September 30, 2005, cash flows used in investing activities totaled $1.8 million as compared to an inflow of $1.0 million for the nine months ended September 30, 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783